UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

ALPINE IMMUNE SCIENCES, INC.

(Name of Subject Company (Issuer))

ADAMS MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

VERTEX PHARMACEUTICALS INCORPORATED

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

02083G100

(CUSIP Number of Class of Securities)

Jonathan Biller

Executive Vice President, Chief Legal Officer

Vertex Pharmaceuticals Incorporated

50 Northern Avenue

Boston, Massachusetts 02210

Telephone: (617) 341-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, DE 19801 (302) 651-3250

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2024 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Adams Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Vertex Pharmaceuticals Incorporated (“Vertex”), a Massachusetts corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Alpine Immune Sciences, Inc., a Delaware corporation, at a purchase price of $65.00 per Share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions described in the Offer to Purchase dated April 22, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“At one minute past 11:59 p.m., Eastern Time, on May 17, 2024 (the “Expiration Time”), the Offer expired and was not further extended. The Depositary advised Purchaser that, as of the Expiration Time, a total of 60,690,166 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 87% of the Shares issued and outstanding as of immediately following the consummation of the Offer. The number of Shares tendered satisfied the Minimum Tender Condition. As the Minimum Tender Condition and each of the other conditions of the Offer were satisfied, on May 18, 2024, Purchaser irrevocably accepted for payment all the Shares validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time, and will pay for such Shares as required by the Merger Agreement.

Following the consummation of the Offer on May 20, 2024, Vertex completed its acquisition of Alpine, pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into Alpine without a meeting of the Alpine stockholders in accordance with Section 251(h) of the DGCL, with Alpine continuing as the Surviving Corporation and a wholly owned subsidiary of Vertex.

As a result of the Merger, the Shares will be delisted from and will cease to trade on Nasdaq, and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2024

ADAMS MERGER SUB, INC.

By:	/s/ Jonathan Biller
Name: Jonathan Biller
Title: Secretary

VERTEX PHARMACEUTICALS INCORPORATED

By:	/s/ Jonathan Biller
Name: Jonathan Biller
Title: Executive Vice President and Chief Legal Officer